White & Case LLP
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06014952

82-3950

RECEIVED
JUL 05 2006
SEC MAIL PROCESSING SECTION
WASH. D.C.
156

SUPPL

July 5, 2006

BY HAND

The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re: Lenovo Group Limited (Formerly known as Legend Group Limited); Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Lenovo Group Limited (the "**Company**"), File No. 82-3950, the enclosed document is submitted to you in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") pursuant to Rule 12g3-2(b) under the Exchange Act:

1. The Company's announcement, dated June 26, 2006, regarding certain continuing connected transactions, specifically, the IBM International Customer Agreement and Software Agreement, and submitted to The Hong Kong Stock Exchange Limited on June 27, 2006.

Kindly acknowledge receipt of this letter and the submission of the document delivered herewith by stamping the duplicate copy of this letter and returning it to our messenger.

Thank you for your attention to this matter.

Very truly yours,

Logan Helen Hennessey

Enclosures

cc: Lenovo Group Limited

PROCESSED
JUL 10 2006
THOMSON
FINANCIAL

dw 7/10

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTIONS

SUMMARY

The Company has recently entered into agreements with IBM in connection with procurement of products and services transactions and grant of license of software. These agreements are IBM International Customer Agreement and Software Agreement (collectively the "**Connected Transactions**").

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the transactions contemplated under each of the Connected Transactions by the Company with IBM constitute continuing connected transactions for the Company.

As the applicable percentage ratios of the maximum considerations payable under each of the IBM International Customer Agreement and the Software Agreement are less than 2.5%, the entering into of each of the IBM International Customer Agreement and Software Agreement is subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

I. INTRODUCTION

The Company has recently entered into agreements with IBM in connection with procurement of products and services transactions and grant of license of software. These agreements are IBM International Customer Agreement and Software Agreement (collectively the "**Connected Transactions**").

II. PROCUREMENT OF PRODUCTS AND SERVICES

IBM International Customer Agreement

On May 26, 2006, an IBM International Customer Agreement was entered into between IBM and Lenovo Singapore whereby IBM will license, sell or provide to the Group the IT Products and Services. Major terms of the IBM International Customer Agreement are as follows:

Date: May 26, 2006

Parties: IBM and Lenovo Singapore

Term: A fixed term of three years, subject to the right of Lenovo Singapore to terminate by giving at least one month's prior notice

Products and Services: Pursuant to the IBM International Customer Agreement, IBM will license, sell or provide to the Group the IT Products and Services.

The IT Products and Services include:

(i) license of programs, which include the original and all whole or partial copies of machine-readable instructions and data; components; audio-visual content (such as images, text, recordings, or pictures); and related licensed materials,

(ii) purchase of machines; and

(iii) provision of services, which include performance of a task, provision of advice and counsel, assistance, support, or access to a resource (such as access to an information database).

Consideration: The annual aggregate consideration for the IT Products and Services under the IBM International Customer Agreement will not exceed US$25,000,000 (HK$195,000,000).

Basis of determination: The amount payable for the IT Products and Services is determined based on one or more of the following types of charges: one-time, recurring, time and materials, or fixed price.

One-time and recurring charges may be based on measurements of actual or authorized use (for example, number of users or processor size for programs, meter readings for maintenance services or connect time for network services). Recurring charges will be adjusted accordingly.

The terms and conditions under the IBM International Customer Agreement are comparable with other agreements of the same nature entered into by IBM and its other independent customers. The consideration for the relevant IT Products and Services under the IBM International Customer Agreement will be negotiated on an arm's length basis, having regard to transaction-specific factors and the Group's procurement policies and practices consistently applied to the provision of services/ products by other independent third party suppliers and/or providers. The basis for determining the amounts will be no less favorable to Lenovo Singapore than those made available by independent third parties to Lenovo Singapore for similar products and services.

Reasons for entering into the IBM International Customer Agreement

In the course of the Group's business, it requires certain computer-related products and services for its internal use. The IBM International Customer Agreement is a master framework agreement commonly adopted by IBM when engaging in the provision or supply of the IT Products and Services with its international customers. Given that IBM is a premier provider of certain of such products or services, the Directors consider it beneficial for Lenovo Singapore to enter into the IBM International Customer Agreement.

Listing Rules Implications

As the applicable percentage ratios of the maximum amount payable under the IBM International Customer Agreement are less than 2.5%, the entering into of the IBM International Customer Agreement are subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

III. GRANT OF LICENSE OF SOFTWARE

Software Agreement

On June 1, 2006, a Software Agreement was entered into between IBM and Lenovo Singapore whereby the Group will license to IBM the use of certain software programs (the "**Software Programs**") related to the Lenovo ThinkVantage Technologies ("**TVT**") client applications, the terms of which are as follows:

Date: June 1, 2006

Parties: IBM and Lenovo Singapore

Term: A fixed term of three years, with an option of extension exercisable by the Group to extend the term for another two years, subject to the Company's compliance with the Listing Rules.

License:

(i) The license to use the Software Programs related to the TVT client applications (a suite of software tools designed to help improve user productivity and help reduce information technology costs) is on a per-Seat basis.

(ii) Each Seat subscription is valid for no more than 6 months and all subscriptions shall terminate on June 30 or December 31 of each calendar year in which the Software Programs were first installed on the Seat. All subscription renewals are valid from January 1 to June 30 or from July 1 to December 31 of the year in which they are purchased. IBM may purchase a renewal for the Seat subscription provided that the personal computer remains a Managed PC, subject to the terms of the Software Agreement.

(iii) IBM and Lenovo Singapore may add additional software product offerings to the Software Agreement at any time during the term thereof by executing mutual attachment(s), which shall form part of the Software Agreement.

(iv) Such rights are subject to the Company's license agreement included in the relevant Software Program and, in the event of any conflict between the terms of any such license agreement and those of the Software Agreement, the terms of the Software Agreement shall prevail.

(v) During any calendar year, IBM may only purchase new subscriptions for up to 1,000,000 Seats and separate approval from the Company is required for new subscription exceeding such number.

Consideration: The Directors expect that the annual subscription fees under the Software Agreement will not exceed US$10,000,000 (HK$78,000,000).

Basis of determination: The aggregate annual subscription fee ceiling has been calculated and determined based on a fixed subscription fee per Seat, the estimated number of new subscriptions and renewals thereof, the estimated business volume and the inclusion of additional software product offerings under the Software Agreement.

The subscription fee was agreed upon by the parties and determined as a result of arm's length negotiations. In the course of negotiation of the subscription fee, the Group considered its costs incurred in developing and maintaining the software (including internal development, personnel and other costs, as well as external third party costs such as royalty fees payable to third parties) as well as IBM's unique position and ability in driving adoption of TVTs in the marketplace.

Reasons for entering into the Software Agreement

IBM intends to license from Lenovo Singapore the Software Programs related to the TVT client applications for its Managed PC outsourcing business on its customers' non-Lenovo systems in the ordinary course of its business. This is the initial development of a subscription model for licensing Software Programs related to TVT client applications. The Company expects the grant of the license of the Software Programs to IBM will strengthen the Company's position within the customer accounts of IBM. The implementation of the Software Agreement will facilitate the Company in exploring opportunities for granting similar licenses to other customers in the future. All of these will widen the source of revenue of the Group and hence to enhance the profit of the Group.

Listing Rules Implications

As the applicable percentage ratios of the maximum subscription fee payable under the Software Agreement are less than 2.5%, the entering into of the Software Agreement is subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

IV. DIRECTORS' VIEWS

The Directors (including the independent non-executive Directors) consider that the Connected Transactions are on normal commercial terms and are entered into in the ordinary and usual course of business of the Company. They are also of the view that the terms of the Connected Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole.

V. CONNECTED RELATIONSHIP

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the transactions contemplated under each of the Connected Transactions by the Company with IBM constitute continuing connected transactions for the Company.

VI. INFORMATION ON THE GROUP

The principal activity of the Company is investment holding. The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, the Middle East, Africa and Asia Pacific.

VII. INFORMATION ON IBM

IBM is the largest supplier of "hardware", "software" and information technology services, and pioneered the development and implementation of "e-business" solutions. IBM is a leading provider of e-business solutions and is dedicated to helping companies, business partners and developers leverage the potential of the internet and network computing across a wide range of businesses and industries. The company offers a host of cross-industry and industry-specific solutions designed to meet the needs of companies of all sizes.

VIII. DEFINITIONS:

"affiliate"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation, and/ or its affiliates
"IBM International Customer Agreement"	the IBM international customer agreement entered into between IBM and Lenovo Singapore on May 26, 2006, details of which are set out in the section "IBM International Customer Agreement" in this announcement
"IT Products and Services"	the programs, software, data and other materials to be licensed by IBM to the Group, machines to be purchased by the Group from IBM, and services to keep the machines in conformance with their specifications to be provided by IBM to the Group from time to time pursuant to the IBM International Customer Agreement
"Lenovo Singapore"	Lenovo Singapore Pte Ltd., a company incorporated in Singapore, a wholly-owned subsidiary of the Company
"Managed PC"	any personal computer managed by IBM as part of a contract for the provision of services related to outsourcing and desktop support performed by IBM for customers where the title to the relevant personal computers are held by IBM or their customers
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"PRC"	People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"Seat"	a single, unique, Managed PC for which a valid subscription was purchased by IBM
"Software Agreement"	the software license agreement entered into between IBM and Lenovo Singapore on June 1, 2006, details of which are set out in the section "Software Agreement" in this announcement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

This announcement contains translation between HK$ and US$ at HK$7.8 =US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

By order of the Board
Yang Yuanqing
Chairman

Beijing, June 26, 2006

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTIONS

SUMMARY

The Company has recently entered into agreements with IBM in connection with procurement of products and services transactions and grant of license of software. These agreements are IBM International Customer Agreement and Software Agreement (collectively the "**Connected Transactions**").

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the transactions contemplated under each of the Connected Transactions by the Company with IBM constitute continuing connected transactions for the Company.

As the applicable percentage ratios of the maximum considerations payable under each of the IBM International Customer Agreement and the Software Agreement are less than 2.5%, the entering into of each of the IBM International Customer Agreement and Software Agreement is subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

I. INTRODUCTION

The Company has recently entered into agreements with IBM in connection with procurement of products and services transactions and grant of license of software. These agreements are IBM International Customer Agreement and Software Agreement (collectively the "**Connected Transactions**")

II. PROCUREMENT OF PRODUCTS AND SERVICES

IBM International Customer Agreement

On May 26, 2006, an IBM International Customer Agreement was entered into between IBM and Lenovo Singapore whereby IBM will license, sell or provide to the Group the IT Products and Services. Major terms of the IBM International Customer Agreement are as follows:

Date:	May 26, 2006
Parties:	IBM and Lenovo Singapore
Term:	A fixed term of three years, subject to the right of Lenovo Singapore to terminate by giving at least one month's prior notice.
Products and Services:	Pursuant to the IBM International Customer Agreement, IBM will license, sell or provide to the Group the IT Products and Services. The IT Products and Services include: (i) license of programs, which include the original and all whole or partial copies of machine-readable instructions and data; components; audio-visual content (such as images, text, recordings, or pictures); and related licensed materials; (ii) purchase of machines; and (iii) provision of services, which include performance of a task, provision of advice and counsel, assistance, support, or access to a resource (such as access to an information database).
Consideration:	*The annual aggregate consideration for the IT* Products and Services under the IBM International Customer Agreement will not exceed US$25,000,000 (HK$195,000,000).
Basis of determination:	The amount payable for the IT Products and Services is determined based on one or more of the following types of charges: one-time, recurring, time and materials, or fixed price. One-time and recurring charges may be based on measurements of actual or authorized use (for example, number of users or processor size for programs, meter readings for maintenance services or connect time for network services). Recurring charges will be adjusted accordingly. The terms and conditions under the IBM International Customer Agreement are comparable with other agreements of the same nature entered into by IBM and its other independent customers. The consideration for the relevant IT Products and Services under the IBM International Customer Agreement will be negotiated on an arm's length basis, having regard to transaction-specific factors and the Group's procurement policies and practices consistently applied to the provision of services/ products by other independent third party suppliers and/or providers. The basis for determining the amounts will be no less favorable to Lenovo Singapore than those made available by independent third parties to Lenovo Singapore for similar products and services.

Reasons for entering into the IBM International Customer Agreement

In the course of the Group's business, it requires certain computer-related products and services for its internal use. The IBM International Customer Agreement is a master framework agreement commonly adopted by IBM when engaging in the provision or supply of the IT Products and Services with its international customers. Given that IBM is a premier provider of certain of such products or services, the Directors consider it beneficial for Lenovo Singapore to enter into the IBM International Customer Agreement.

Listing Rules Implications

As the applicable percentage ratios of the maximum amount payable under the IBM International Customer Agreement are less than 2.5%, the entering into of the IBM International Customer Agreement are subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

III. *GRANT OF LICENSE OF SOFTWARE*

Software Agreement

On June 1, 2006, a Software Agreement was entered into between IBM and Lenovo Singapore whereby the Group will license to IBM the use of certain software programs (the "**Software Programs**") related to the Lenovo ThinkVantage Technologies ("**TVT**") client applications, the terms of which are as follows:

Date:	June 1, 2006
Parties:	IBM and Lenovo Singapore
Term:	A fixed term of three years, with an option of extension exercisable by the Group to extend the term for another two years, subject to the Company's compliance with the Listing Rules.
License:	(i) The license to use the Software Programs *related to the TVT client applications (a* suite of software tools designed to help improve user productivity and help reduce information technology costs) is on a per-Seat basis. (ii) Each Seat subscription is valid for no more than 6 months and all subscriptions shall terminate on June 30 or December 31 of each calendar year in which the Software Programs were first installed on the Seat. All subscription renewals are valid from January 1 to June 30 or from July 1 to December 31 of the year in which they are purchased. IBM may purchase a renewal for the Seat subscription provided that the personal computer remains a Managed PC, subject to the terms of the Software Agreement. (iii) IBM and Lenovo Singapore may add additional software product offerings to the Software Agreement at any time during the term thereof by executing mutual attachment(s), which shall form part of the Software Agreement. (iv) Such rights are subject to the Company's license agreement included in the relevant Software Program and, in the event of any conflict between the terms of any such license agreement and those of the Software Agreement, the terms of the Software Agreement shall prevail. (v) During any calendar year, IBM may only purchase new subscriptions for up to 1,000,000 Seats and separate approval from the Company is required for new subscription exceeding such number.
Consideration:	The Directors expect that the annual subscription fees under the Software Agreement will not exceed US$10,000,000 (HK$78,000,000).
Basis of determination:	The aggregate annual subscription fee ceiling has been calculated and determined based on a fixed subscription fee per Seat, the estimated number of new subscriptions and renewals thereof, the estimated business volume and the inclusion of additional software product offerings under the Software Agreement. The subscription fee was agreed upon by the parties and determined as a result of arm's length negotiations. In the course of negotiation of the subscription fee, the Group considered its costs incurred in developing and maintaining the software (including internal development, personnel and other costs, as well as external third party costs such as royalty fees payable to third parties) as well as IBM's unique position and ability in driving adoption of TVTs in the marketplace.

Reasons for entering into the Software Agreement

IBM intends to license from Lenovo Singapore the Software Programs related to the TVT client applications for its Managed PC outsourcing business on its customers' non-Lenovo systems in the ordinary course of its business. This is the initial development of a subscription model for licensing Software Programs related to TVT client applications. The Company expects the grant of the license of the Software Programs to IBM will strengthen the Company's position within the customer accounts of IBM. The implementation of the Software Agreement will facilitate the Company in exploring opportunities for granting similar licenses to other customers in the future. All of these will widen the source of revenue of the Group and hence to enhance the profit of the Group.

Listing Rules Implications

As the applicable percentage ratios of the maximum subscription fee payable under the Software Agreement are less than 2.5%, the entering into of the Software Agreement is subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

IV. DIRECTORS' VIEWS

The Directors (including the independent non-executive Directors) consider that the Connected Transactions are on normal commercial terms and are entered into in the ordinary and usual course of business of the Company. They are also of the view that the terms of the Connected Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole.

V. CONNECTED RELATIONSHIP

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the transactions contemplated under each of the Connected Transactions by the Company with IBM constitute continuing connected transactions for the Company.

VI. INFORMATION ON THE GROUP

The principal activity of the Company is investment holding. The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, the Middle East, Africa and Asia Pacific.

VII. INFORMATION ON IBM

IBM is the largest supplier of "hardware", "software" and information technology services, and pioneered the development and implementation of "e-business" solutions. IBM is a leading provider of e-business solutions and is dedicated to helping companies, business partners and developers leverage the potential of the internet and network computing across a wide range of businesses and industries. The company offers a host of cross-industry and industry-specific solutions designed to meet the needs of companies of all sizes

VIII. DEFINITIONS:

"affiliate"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation, and/ or its affiliates
"IBM International Customer Agreement"	the IBM international customer agreement entered into between IBM and Lenovo Singapore on May 26, 2006, details of which are set out in the section "IBM International Customer Agreement" in this announcement
"IT Products and Services"	the programs, software, data and other materials to be licensed by IBM to the Group, machines to be purchased by the Group from IBM, and services to keep the machines in conformance with their specifications to be provided by IBM to the Group from time to time pursuant to the IBM International Customer Agreement
"Lenovo Singapore"	Lenovo Singapore Pte Ltd, a company incorporated in Singapore, a wholly-owned subsidiary of the Company
"Managed PC"	any personal computer managed by IBM as part of a contract for the provision of services related to outsourcing and desktop support performed by IBM for customers where the title to the relevant personal computers are held by IBM or their customers
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"PRC"	People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"Seat"	a single, unique, Managed PC for which a valid subscription was purchased by IBM
"Software Agreement"	the software license agreement entered into between IBM and Lenovo Singapore on June 1, 2006, details of which are set out in the section "Software Agreement" in this announcement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

This announcement contains translation between HK$ and US$ at HK$7.8 =US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

By order of the Board
Yang Yuanqing
Chairman

Beijing, June 26, 2006

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Mr. Ma Xuezheng, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.

lenovo联想

Lenovo Group Limited 聯想集團有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0992)

CONTINUING CONNECTED TRANSACTIONS

SUMMARY

The Company has recently entered into agreements with IBM in connection with procurement of products and services transactions and grant of license of software. These agreements are IBM International Customer Agreement and Software Agreement (collectively the "**Connected Transactions**").

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the transactions contemplated under each of the Connected Transactions by the Company with IBM constitute continuing connected transactions for the Company.

As the applicable percentage ratios of the maximum considerations payable under each of the IBM International Customer Agreement and the Software Agreement are less than 2.5%, the entering into of each of the IBM International Customer Agreement and Software Agreement is subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

I. INTRODUCTION

The Company has recently entered into agreements with IBM in connection with procurement of products and services transactions and grant of license of software. These agreements are IBM International Customer Agreement and Software Agreement (collectively the "**Connected Transactions**")

II. PROCUREMENT OF PRODUCTS AND SERVICES

IBM International Customer Agreement

On May 26, 2006, an IBM International Customer Agreement was entered into between IBM and Lenovo Singapore whereby IBM will license, sell or provide to the Group the IT Products and Services. Major terms of the IBM International Customer Agreement are as follows:

Date: May 26, 2006

Parties: IBM and Lenovo Singapore

Term: A fixed term of three years, subject to the right of Lenovo Singapore to terminate by giving at least one month's prior notice

Products and Services: Pursuant to the IBM International Customer Agreement, IBM will license, sell or provide to the Group the IT Products and Services.

The IT Products and Services include:

(i) license of programs, which include the original and all whole or partial copies of machine-readable instructions and data; components; audio-visual content (such as images, text, recordings, or pictures): and related licensed materials;

(ii) purchase of machines; and

(iii) provision of services, which include performance of a task, provision of advice and counsel, assistance, support, or access to a resource (such as access to an information database).

Consideration: The annual aggregate consideration for the IT Products and Services under the IBM International Customer Agreement will not exceed US$25,000,000 (HK$195,000,000).

Basis of determination: The amount payable for the IT Products and Services is determined based on one or more of the following types of charges: one-time, recurring, time and materials, or fixed price.

One-time and recurring charges may be based on measurements of actual or authorized use (for example, number of users or processor size for programs, meter readings for maintenance services or connect time for network services). Recurring charges will be adjusted accordingly.

The terms and conditions under the IBM International Customer Agreement are comparable with other agreements of the same nature entered into by IBM and its other independent customers. The consideration for the relevant IT Products and Services under the IBM International Customer Agreement will be negotiated on an arm's length basis, having regard to transaction-specific factors and the Group's procurement policies and practices consistently applied to the provision of services/ products by other independent third party suppliers and/or providers. The basis for determining the amounts will be no less favorable to Lenovo Singapore than those made available by independent third parties to Lenovo Singapore for similar products and services.

Reasons for entering into the IBM International Customer Agreement

In the course of the Group's business, it requires certain computer-related products and services for its internal use. The IBM International Customer Agreement is a master framework agreement commonly adopted by IBM when engaging in the provision or supply of the IT Products and Services with its international customers. Given that IBM is a premier provider of certain of such products or services, the Directors consider it beneficial for Lenovo Singapore to enter into the IBM International Customer Agreement.

Listing Rules Implications

As the applicable percentage ratios of the maximum amount payable under the IBM International Customer Agreement are less than 2.5%, the entering into of the IBM International Customer Agreement are subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

III. GRANT OF LICENSE OF SOFTWARE

Software Agreement

On June 1, 2006, a Software Agreement was entered into between IBM and Lenovo Singapore whereby the Group will license to IBM the use of certain software programs (the "**Software Programs**") related to the Lenovo ThinkVantage Technologies ("**TVT**") client applications, the terms of which are as follows:

Date: June 1, 2006

Parties: IBM and Lenovo Singapore

Term: A fixed term of three years, with an option of extension exercisable by the Group to extend the term for another two years, subject to the Company's compliance with the Listing Rules.

License:

(i) The license to use the Software Programs related to the TVT client applications (a suite of software tools designed to help improve user productivity and help reduce information technology costs) is on a per-Seat basis.

(ii) Each Seat subscription is valid for no more than 6 months and all subscriptions shall terminate on June 30 or December 31 of each calendar year in which the Software Programs were first installed on the Seat. All subscription renewals are valid from January 1 to June 30 or from July 1 to December 31 of the year in which they are purchased. IBM may purchase a renewal for the Seat subscription provided that the personal computer remains a Managed PC, subject to the terms of the Software Agreement.

(iii) IBM and Lenovo Singapore may add additional software product offerings to the Software Agreement at any time during the term thereof by executing mutual attachment(s), which shall form part of the Software Agreement.

(iv) Such rights are subject to the Company's license agreement included in the relevant Software Program and, in the event of any conflict between the terms of any such license agreement and those of the Software Agreement, the terms of the Software Agreement shall prevail.

(v) During any calendar year, IBM may only purchase new subscriptions for up to 1,000,000 Seats and separate approval from the Company is required for new subscription exceeding such number.

Consideration: The Directors expect that the annual subscription fees under the Software Agreement will not exceed US$10,000,000 (HK$78,000,000).

Basis of determination: The aggregate annual subscription fee ceiling has been calculated and determined based on a fixed subscription fee per Seat, the estimated number of new subscriptions and renewals thereof, the estimated business volume and the inclusion of additional software product offerings under the Software Agreement.

The subscription fee was agreed upon by the parties and determined as a result of arm's length negotiations. In the course of negotiation of the subscription fee, the Group considered its costs incurred in developing and maintaining the software (including internal development, personnel and other costs, as well as external third party costs such as royalty fees payable to third parties) as well as IBM's unique position and ability in driving adoption of TVTs in the marketplace.

Reasons for entering into the Software Agreement

IBM intends to license from Lenovo Singapore the Software Programs related to the TVT client applications for its Managed PC outsourcing business on its customers' non-Lenovo systems in the ordinary course of its business. This is the initial development of a subscription model for licensing Software Programs related to TVT client applications. The Company expects the grant of the license of the Software Programs to IBM will strengthen the Company's position within the customer accounts of IBM. The implementation of the Software Agreement will facilitate the Company in exploring opportunities for granting similar licenses to other customers in the future. All of these will widen the source of revenue of the Group and hence to enhance the profit of the Group.

Listing Rules Implications

As the applicable percentage ratios of the maximum subscription fee payable under the Software Agreement are less than 2.5%, the entering into of the Software Agreement is subject to reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 to 14A.40 of the Listing Rules, but is exempt from independent shareholders' approval requirements.

IV. DIRECTORS' VIEWS

The Directors (including the independent non-executive Directors) consider that the Connected Transactions are on normal commercial terms and are entered into in the ordinary and usual course of business of the Company. They are also of the view that the terms of the Connected Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole.

V. CONNECTED RELATIONSHIP

IBM is a substantial shareholder of the Company and thus a connected person of the Company. Therefore, the transactions contemplated under each of the Connected Transactions by the Company with IBM constitute continuing connected transactions for the Company.

VI. INFORMATION ON THE GROUP

The principal activity of the Company is investment holding. The principal activities of the Group are the sales and manufacture of personal computers and related IT products, mobile devices, and the provision of advanced information services in the PRC, the Americas, Europe, the Middle East, Africa and Asia Pacific.

VII. INFORMATION ON IBM

IBM is the largest supplier of "hardware", "software" and information technology services, and pioneered the development and implementation of "e-business" solutions. IBM is a leading provider of e-business solutions and is dedicated to helping companies, business partners and developers leverage the potential of the internet and network computing across a wide range of businesses and industries. The company offers a host of cross-industry and industry-specific solutions designed to meet the needs of companies of all sizes

VIII. DEFINITIONS:

"affiliate"	with respect to any person, any other person who directly or indirectly or who through one or more intermediaries, controls or is controlled by or is under common control with the person specified
"Company"	Lenovo Group Limited, a company incorporated on October 5, 1993 with limited liability under the laws of Hong Kong, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning set out in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IBM"	International Business Machines Corporation, and/ or its affiliates
"IBM International Customer Agreement"	the IBM international customer agreement entered into between IBM and Lenovo Singapore on May 26, 2006, details of which are set out in the section "IBM International Customer Agreement" in this announcement
"IT Products and Services"	the programs, software, data and other materials to be licensed by IBM to the Group, machines to be purchased by the Group from IBM, and services to keep the machines in conformance with their specifications to be provided by IBM to the Group from time to time pursuant to the IBM International Customer Agreement
"Lenovo Singapore"	Lenovo Singapore Pte. Ltd., a company incorporated in Singapore, a wholly-owned subsidiary of the Company
"Managed PC"	any personal computer managed by IBM as part of a contract for the provision of services related to outsourcing and desktop support performed by IBM for customers where the title to the relevant personal computers are held by IBM or their customers
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited
"PRC"	People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"Seat"	a single, unique, Managed PC for which a valid subscription was purchased by IBM
"Software Agreement"	the software license agreement entered into between IBM and Lenovo Singapore on June 1, 2006, details of which are set out in the section "Software Agreement" in this announcement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

This announcement contains translation between HK$ and US$ at HK$7.8 =US$1. The translation shall not be taken as representation that the HK$ amount could actually be converted into US$ at that rate, or at all.

By order of the Board
Yang Yuanqing
Chairman

Beijing, June 26, 2006

As of the date of this announcement, the Executive Directors are Mr. Yang Yuanqing, Mr. William J. Amelio and Ms. Ma Xuezheng, the Non-executive Directors are Mr. Liu Chuanzhi, Mr. Zhu Linan, Mr. James G. Coulter, Mr. William O. Grabe, Mr. Shan Weijian, Mr. Justin T. Chang (alternate Director to Mr. James G. Coulter), Mr. Vince Feng (alternate Director to Mr. William O. Grabe) and Mr. Daniel A. Carroll (alternate Director to Mr. Shan Weijian); and the Independent Non-executive Directors are Mr. Wong Wai Ming, Professor Woo Chia-Wei, Mr. Ting Lee Sen and Mr. John W. Barter III.